EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
(in millions, except ratios)	2009	2008	2007	2006	2005
Income before income tax	$3,163	$3,026	$2,642	$2,961	$1,810
Interest expense	525	494	267	182	154
Interest portion of rentals	4	5	5	7	8

Earnings before provision for taxes and fixed charges	$3,692	$3,525	$2,914	$3,150	$1,972

Interest expense	$525	$494	$267	$182	$154
Capitalized interest	42	39	30	18	6
Interest portion of rentals	4	5	5	7	8

Total Fixed Charges	$571	$538	$302	$207	$168

Ratio of Earnings to Fixed Charges	6.5	6.6	9.6	15.2	11.7